[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street Newark, NJ 07102 Tel (973) 802-3716 William.evers@prudential.com

FILED VIA EDGAR

April 2, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184542)
ACCESSION NUMBER: 0001193125-15-017147

Dear Ms. Samuel:

Pursuant to Section 230.477 of Title 17 of the Code of Federal Regulations, we submit this application to withdraw the Post-Effective Amendment No. 5 to the prospectus that was filed on January 22, 2015 for Pruco Life of New Jersey’s Prudential Defined Income Annuity (File No. 333-184542) to the N-4 registration statement (“Amendment No. 5”).

We are withdrawing Amendment No. 5 at this time as we have not received approval of the Tax Efficient Annuity Payout Option from the State of New York.  No securities were sold in connection with the offering.

Please call me at (973) 802-3716, if you have any questions.

Sincerely,

Pruco Life Insurance Company of New Jersey

/s/William J. Evers

William J. Evers
Vice President, Corporate Counsel